Exhibit 22.01

                           Subsidiaries of the Company



1. Artisoft Japan, K.K. was incorporated in January 1992 in Japan, and does business under the same name "Artisoft Japan."

2. Artisoft "FSC", Ltd. was incorporated in March 1992 in Guam, and does business as a foreign sales corporation under the name "Artisoft FSC."

3. Artisoft Europe B.V. was incorporated in October 1992 in the Netherlands, and does business under the name "Artisoft Europe B.V." This Company is currently inactive.

4. NodeRunner, Inc. was incorporated in April 1993 in the State of Delaware, and does business under the name "NodeRunner, Inc." This Company is currently inactive.

5. Triton Technologies, Inc. was incorporated in April 1985 in the State of Delaware (and operates as the Company's INSYNC Product Group 6).
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